SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Payment of Interest on Own Capital

Rio de Janeiro, May 23rd, 2013 – Petróleo Brasileiro S.A - Petrobras announces it will pay the 2nd installment of remuneration to shareholders related to fiscal year 2012 on May 27th, 2013. The third and last installment will be paid on August 30th, 2013. Payments will be made under the form of Interest on Own Capital (IOC), based on the shareholding position of April 29th, 2013.

We inform that according to the Resolutions of the General Ordinary Meeting held on April 29th, 2013, the total remuneration distributed to shareholders related to fiscal year 2012 will be R$ 0.47 for holders of ordinary (ON) shares and R$ 0.96 for holders of preference (PN) shares. Considering the early payment of R$ 0.20 for each class of shares on 05/31/2012 and the monetary adjustment due to the early payment of the 1st installment, the remaining balances of the remuneration to shareholders on 12/31/2012 will be:

Ordinary (ON) Shares

Total Remuneration (1)	1st IOC Installment 05/31/2012 (2)	Selic Rate Adjustment (3)	Inflation-Adjusted Amount 12/31/2012 (1) – (2+3)
R$ 0.47	R$ 0.20	R$ 0.00868	R$ 0.26132

Preference (PN) Shares

Total Remuneration (1)	1st IOC Installment 05/31/2012 (2)	Selic Rate Adjustment (3)	Inflation-Adjusted Amount 12/31/2012 (1) – (2+3)
R$ 0.96	R$ 0.20	R$ 0.00868	R$ 0.75132

The amount of the 2nd installment to be paid will be adjusted by the SELIC interest rate from 12/31/2012 to May 27th, 2013, reaching the amount of R$ 0.13431 for ordinary shares (ON) and R$ 0.38617 for preference shares (PN). The tables below present the monetary correction calculations.

Ordinary (ON) Shares

2nd IOC installment (05/27/2013)	IOC
Amount in Reais per Ordinary Share (ON)	R$ 0.13066*
Selic Rate Adjustment	R$ 0.00365
Total Amount	R$ 0.13431

* corresponds to the inflation-adjusted amount on 12/31/2012 divided by 2 (two).

Preference (PN) Shares

2nd IOC installment (05/27/2013)	IOC
Amount in Reais per Preference Share (PN)	R$ 0.37566*
Selic Rate Adjustment	R$ 0.01051
Total Amount	R$ 0.38617

* corresponds to the inflation-adjusted amount on 12/31/2012 divided by 2 (two).

A 15% income tax rate will be levied on the amounts of R$ 0.13066 per ordinary share (ON) and R$ 0.37566 per preference share (PN) related to the interest on capital and a 22.5% income tax rate will be levied on the amounts of R$ 0.00365 per ordinary share (ON) and R$ 0.01051 per preference share (PN), corresponding to the SELIC interest rate adjustment. The Income Tax withholdings mentioned above will NOT apply to immune and exempt shareholders.

1.    CREDIT INSTRUCTIONS

Payment will be made by Banco do Brasil S.A., institution depositary of book-entry shares.

Shareholders who have a bank account at Banco do Brasil S.A., or at other banks, whose registration is properly filled out, will receive an automatic credit in their bank account on the date of payment.

For shareholders whose registration does not contain the “Bank/Branch/Checking Account” inscription, rights will only be credited on the date in which registration is updated in the electronic files of Banco do Brasil S.A., through its Branches.

For shares deposited in the Fungible Custody of Stock Markets, payment will be credited in the respective Stock Markets and will be transferred to shareholders by deposit brokers.

Shareholders who have a share-warrant to bearer may go to any Banco do Brasil S.A. branch with their Individual Taxpayer Identification Number (CPF), Identity Card, proof of residence and certificates with the respective coupons in order to convert shares to book entry form for subsequent yield payment. Bank account information for crediting amounts into a checking account may be provided at this time.

For the American Depositary Receipts (ADRs) negotiated at the New York Stock Exchange – NYSE, payment will be made by BNY Mellon, depositary bank of ADRs. The expected date of payment of the ADRs is June 3rd, 2013. Information and clarifications may be obtained at www.adrinform.com.

2. ASSISTANCE LOCATIONS

Additional information may be obtained by calling the Banco do Brasil Customer Hotline at 4004-0001 (Capitals and metropolitan areas) and 0800-7290001 (other locations) or by visiting any Banco do Brasil S.A. branch, as well as at the Petrobras head office located at Av. República do Chile, 65 - 1002-B - Rio de Janeiro/RJ or by calling 0800-282-1540.

3. NOTES

The Interest on Own Capital not claimed within 3 (three) years as of the date of payment (05/27/2013) will expire and will be reverted in favor of the company (Law 6404/76, Article 287, Item II, subitem a).

We would like to remind shareholders of the importance of converting share-warrants to bearer into book-entry form and of updating shareholder’s registration information because payment will only be made if the shareholder’s information is updated with Banco do Brasil S.A. (Institution that administers Petrobras’ System of Book-Entry Shares). To do so, shareholders should go to any Banco do Brasil S.A. branch in possession of their personal documents (identity card and CPF in good standing with the Federal Revenue Office, recent proof of residence and bank account statement).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.